EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (File Nos. 333-217453 and 333-228311) on Form S-3 and the registration statements (File Nos. 333-214945, 033-88962, 333-207180, 333-159332, and 333-231934) on Form S-8 of Comstock Resources Inc. of our report dated June 12, 2019, with respect to the consolidated balance sheets of Covey Park Energy LLC and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operation, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, which report appears in the accompanying Form 8-K of Comstock Resources Inc. dated July 16, 2019.

/s/ KPMG LLP

Denver, Colorado

July 16, 2019